March 13, 2006
Donald A. Walker, Jr.
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Walker:
This letter is in response to the additional questions raised in your discussion with Sovereign on March 10, 2006. The additional questions and our responses below further clarify the responses that we provided to you on March 3, 2006 in response to your letter dated February 24, 2006.
Form 10 K for the year ended December 31, 2004
Note 21 — Derivative Instruments and Hedging Activities, page 77
Sovereign Response — Callable Brokered Certificates of Deposit (CD)
Application of DIG Issue E20 to our Callable Brokered CD Program
The SEC asked additional questions with respect to the embedded financing in the swap and how it appeared that the embedded financing in the swap would create another source of ineffectiveness with respect to the fair value of the call options on the swap being different than the fair value of the call option on the brokered CD (i.e. embedded financing in swap would create an off market call option that did not mirror the call option in the brokered CD). The SEC also expressed concerns with respect to this feature in the context of E20 “Hedging — General: The Strike Price for Determining When a Swap Contains Mirror Image Call Provisions”. The SEC then asked that we address two questions:
1.	Evaluate the apparent differences in fair values of the call option in the swap and brokered CD due to the embedded financing in the swap considering DIG Issue E-20 and;
2.	Quantify the amount of ineffectiveness caused by the upfront premium in the context of the fair value of the call option in the swap compared to the brokered CD.
Before addressing DIG Issue E20 directly, we think it is important to note what that Issue does and does not require. DIG Issue E20 merely addresses when the strike price in the hedged item and hedging instrument are the same, or a mirror image. That is, it evaluates what price will be paid on calling the hedged item or hedging instrument. DIG Issue E20 plays a role in evaluating whether call options are mirror images in applying the shortcut method as required in paragraph 68(d) of SFAS 133, which states,” The call option is considered a mirror image of the call option embedded in the hedged item if (1) the terms of the two call options match (including matching maturities, strike price, related notional amounts, timing and frequency of payments, and dates on

Donald A. Walker, Jr.
Securities and Exchange Commission
March 13, 2006

which the instruments may be called) and (2) the entity is the writer of one call option and the holder (or purchaser) of the other call option” (emphasis added). DIG Issue E20 helps evaluate only a single element of the several elements to be considered in determining if the overall call option is a mirror image.
Simply having an identical strike price will not ensure that the call option is a mirror image. That is why the FASB included other elements for a “mirror image” call option in paragraph 68(d). When reading the following explanation, we ask the staff to keep in mind that we are not in the shortcut method. Because we are not on shortcut method (which would allow us to not evaluate unintended sources of ineffectiveness), we needed to ensure that all sources of ineffectiveness that may arise in the call were mitigated beyond just the strike price. As we discuss below, the call features in the interest rate swaps were designed not only to match in strike price, but also to match such that the changes in fair values would mirror those of the option in the CDs.
We evaluated DIG Issue E-20 in the context of Sovereign’s fair value hedges of our callable brokered CDs and concluded as follows:
•	DIG issue E-20 addresses situations where the carrying amount of a debt instrument is different from its redemption amount at maturity, perhaps because of an issuance premium or discount or deferred debt issuance costs, and, if the debt instrument is callable, different from the strike price of the call option and how the carrying amount impacts the determination of whether a swap contains a mirror-image call option under paragraph 68(d) of SFAS 133. Footnote 1 of DIG Issue E-20 states:
“it is common to quote the call prices (strike prices) on debt as a percentage of par value. In contrast, the strike prices of options embedded in interest rate swaps are generally quoted as a rate or current yield (the current fixed-rate coupon on a non-callable/non-putable swap having zero fair value at inception). One means of determining whether these strike prices are the same would be to (a) impute the yield to maturity at a price equal to the call price for a non-callable/non-putable debt instrument that is otherwise identical to the hedged debt instrument and (b) compare that yield to the call or put yield embedded in the swap.”
Because there are never any differences in strike prices between the call options embedded in the CD (which are called at $0 — thus “called at par”) and the swap (which is called at face — thus “called at par”), footnote 1 of DIG Issue E-20 does not apply to our fair value hedges. Each of the calls on the swap and the CD are on date-certain intervals, and each call is at par.
•	As emphasized above, we believe that DIG Issue E-20 only addresses differences in strike prices between call options in a hedge and hedged item for purposes of determining mirror image call provisions. It does not address the fair values of call options for hedges and hedged items and how the fair value of the call options needed to be considered from a hedge effectiveness standpoint. Issue E20 is appropriate for hedgers trying to construct short-cut eligible hedges as they evaluate one of the many criteria necessary for shortcut, as the paragraph reference to 68(d) indicates. But as long-haul method hedgers, we had to satisfy ourselves that the fair value of the cancelable swap (with embedded financing) as a whole would change in an offsetting manner to that of our callable CDs. Nevertheless, we do believe we satisfy every aspect of E20 in that our swaps do not contain a termination payment equal to the deferred debt issuance costs that remain

Donald A. Walker, Jr.
Securities and Exchange Commission
March 13, 2006

unamortized on the date the debt is called, and the fact pattern of footnote 1 does not match ours, as stated above.
The larger question the staff asked is why our original documentation did not address the ineffectiveness, from an option fair value point of view, that would seem to be presented by the embedded financing in the fair value swap on the callable brokered CD’s. In actuality, this embedded financing eliminates any ineffectiveness between the call option embedded in the swap and the brokered CDs. It does result in both the Company and the swap counterparty making the similar conclusions as to when to call the CD and the swaps, which are then both called at par. Therefore, without the embedded financing in the swap, Sovereign would have had another source of ineffectiveness that would have needed to be considered. We know that this seems counter-intuitive, because all of us are so used to thinking that the short-cut eligible “at-market” swap must be the perfect hypothetical derivative. But in truth, especially with fair value hedges, many times it is not, and the FASB has recently begun to realize this (as evidenced by their adoption of a short-cut method repair project last month). We have included an example below to demonstrate to this fact.
Characteristics of the Brokered CD Market
The brokered CD market is distributed through large, national investment banks and dealers that have access to a large group of retail customers. We can not replicate this distribution channel’s efficiency through our own branch network and therefore we must rely on the institutional dealers to distribute this product. The CD’s, individually, have a stated value no more than $100,000, and therefore are FDIC insured. Because of this, and the relative non-sophistication of the customers, the pricing established on these CD’s is significantly better than pricing in the institutional market. In fact, it is so attractive to institutions like Sovereign that the sub-LIBOR rate that we get, even after the transaction costs, is more attractive than the rates we can obtain from the Federal Home Loan Bank. Because of this, when we evaluate the replacement opportunities in the market, there are few, if any alternatives that will give us the same economics as issuing brokered CD’s.

Donald A. Walker, Jr.
Securities and Exchange Commission
March 13, 2006

Swap with All Critical Terms Matching and Upfront Embedded Financing

	Hedged Item	Swap without Embedded	Sovereign Derivative
		Financing (SwapWOEF)	(SOVSwap)
Par Amount/Notional	$10,000,000	$10,000,000	$10,000,000
Issue Date/Maturity	9/30/04 ; 9/30/07	9/30/04 ; 9/30/07	9/30/04 ; 9/30/07
Call Date	March 30, 2005, semiannually	March 30, 2005, semiannually	March 30, 2005, semiannually
	thereafter at option of	thereafter at option of	thereafter at option of
	Sovereign	Sovereign	Sovereign

Discount (Reissue	$127,000	0	$127,000
Costs) / Cash Premium

Interest Rate / Fixed	4% payable quarterly	4% beginning quarterly	4% beginning quarterly
Leg	beginning 12/30/04	12/30/04	12/30/04

Variable Leg	n/a	3mLIBOR, payable quarterly	3mLIBOR, payable quarterly

Spread to Variable Leg	n/a	Less credit spread — (60bp)	Less credit spread — (60bp)
Plus fixed spread of
initial cash flow — 45bp
=
3mLIBOR minus 15
We believe that the SOVSwap is actually more effective than the swap without embedded financing due to the fact that the net spread to LIBOR is closer to LIBOR flat than in the SwapWOEF. As we have stated previously, we carefully designed this hedging program to ensure that all potential ineffectiveness was captured in the floating leg of the swap, and that there were no other realistic sources of ineffectiveness present. On Friday, you questioned how or if we considered the ineffectiveness created on the call option value embedded in the hedged item versus the call option value embedded in the SOVSwap, specifically in context to the same ineffectiveness calculation for the hedged item versus an SwapWOEF.
Call Option Pricing and Related Ineffectiveness
We agree with your observation that the fair value of the swap call option and the timing of when it will be called is influenced by whether or not the swap counterparty pays an up front financing cost, as the swap counterparty will be receiving an above market rate on the floating leg of the swap. However, these elements have nothing to do with the strike price (the amount paid) on exercising the option. After considering all the elements necessary to achieve an effective hedge in our program, we entered into swaps where the fair value, and the change in fair value, of the call option with the SOVSwap is equal to the fair value, and change in fair value, of the call option held by Sovereign.
Specifically, we would only call the CD when we would be able to get better all in pricing than we have currently. This better execution factors into standard valuation theory for options, where the replacement cost is considered. For example, even if rates where to change, Sovereign would need to consider the replacement costs of a new callable CD arrangement before deciding to call the old arrangement. Likewise, the swap counterparty would need to consider the same. This is more clearly illustrated in the following discussion:

Donald A. Walker, Jr.
Securities and Exchange Commission
March 13, 2006

The Point at Which We Would Call the CD
The Brokered CD market is very large, and the costs to issue are predictable and consistent. Therefore, we know that it would cost $127,000 to replace the above issuance with a new issuance. (In equivalent terms, the $127,000 cost equals approximately 45bp). Because the savings that would be realized with a 1bp decrease in rates (4.00% to 3.99%) would not equal the $127,000 cost to replace the existing issuance, we would not call the existing CD issuance if there was a decline in rates by only 1bp, even though the coupon would be better. We would not replace this issuance until the savings expected on the new issuance from a coupon perspective would exceed the cost to issue the new issuance. Therefore, in our above scenario, we wouldn’t call the CD until we could reissue at 3.54% (4.00% — 45bp — 1bp), because the replacement debt would have an all in yield of 3.99% (3.54% + 45bp transaction cost), or 1bp better than our existing CD.
The Point at Which the Swap Dealer Would Call the SwapWOEF
The swap dealer holding the SwapWOEF would call the swap when it could get better execution than they have presently. The swap market is very liquid, and the cost to replace is zero. Therefore, in the SwapWOEF example above, the swap dealer would call the swap when the fixed leg went from 4.00% to 3.99%, and the variable leg stayed at 3moLIBOR — 60bp.
The Point at Which the Swap Dealer Would Call the SOVSwap
The swap dealer holding the SOVSwap would call the swap when it could get better execution than they have presently also. The swap market is very liquid, and therefore the cost to replace would be the cost they would incur to buy into a 3.99% swap, and keep the variable leg at 3moLIBOR -15bp. That cost would equal $127,000, or 45bp worth of rate. Because the savings that would be incurred with a 1bp decrease in the fixed rate (4.00% to 3.99%) would not equal the $127,000 cost to replace the existing swap, the swap dealer would not call the SOVSwap if there was a decline in rates by 1bp, even though the fixed leg would be better. The swap dealer would not call the SOVSwap until the profit gained from entering into the new swap would exceed the cost to enter into it. Therefore, in our above scenario, the swap dealer wouldn’t call the SOVSwap until it could enter into a swap that had a fixed leg of 3.54% (4.00% — 45bp — 1bp), because the replacement swap would have an all in yield of 3.99% (3.54% + 45bp replacement cost).
Option Fair Value Pricing
As described above, in determining the fair value of the embedded option in both the CD and the swap, it is important to consider the cost to replace the arrangement. This is grounded in market dynamics, and also in generally accepted accounting principles. Therefore, the fair value of the option embedded in the SOVSwap and the Hedged Item equal each other because the fixed rates equal each other and the cost to replace equal each other. If we didn’t build the financing into the swap, then the timing of the calls would be different, as the swap counterparty would have incentive to call the swap sooner because there would be no cost to replace the shortcut swap. Therefore, in response to your question, there would be no ineffectiveness created as it relates to the option value due to the financing element of the swap and is why we designed the program in this manner.

Donald A. Walker, Jr.
Securities and Exchange Commission
March 13, 2006

We would like to present the same information in table form. The key to this table is understanding that the LIBOR swap rate as adjusted for the embedded cancel feature, with the floating leg flat, is 4.60% at inception. Also presume the LIBOR swap rate moves in only 1 b.p. increments.

	Hedged Item	Shortcut Eligible	Sovereign
		Swap (SwapWOEF)	Derivative
			(SOVSwap)
Original Call-Adjusted	4.00%	4.60%	4.00% fixed rate
Fixed Rate with			+ 15 bp spread
Floating at LIBOR flat			= 4.15%
for ease of comparison

Reissue Costs	$127,000	0	$127,000

Level of call-adjusted	4.14%	4.59%	4.14%
LIBOR swap rate that
would motivate each to
call
# of basis points call	46	1	46
-adjusted LIBOR swap
rate must decrease
before each is
motivated to call
It costs Sovereign 45 b.p. in brokers commissions to access the sub-LIBOR market of retail CDs and accordingly issue a fixed rate CD at 3.54%, so Sovereign will not call the moment the call-adjusted LIBOR swap rate falls by 1 b.p. Sovereign will wait. Sovereign needs to hedge this CD with a swap where the swap counterparty would be equally motivated to wait. Embedding the financing in the swap and providing the counterparty with a swap asset that starts above market from the swap dealer’s viewpoint accomplishes just that. The swap counterparty will also wait for the call-adjusted LIBOR swap rate to fall 45 b.p. before it calls the swap.
Therefore, the SOVSwap is actually much more effective than an SwapWOEF. Previously we communicated to you the ineffectiveness of the SOVSwap historically. The entirety of that immaterial amount of ineffectiveness related to the 15 b.p. fixed spread subtracted from the floating leg, and none related to the call features in the swap and in the CDs, because they were perfectly aligned.
* * * * * * * * *
As we have stated previously, the brokered CDs are a unique instrument. Generally, ineffectiveness increases when an initial cash flow is received from a counterparty and paid back through the variable leg of the swap. This is because, generally, the repayment of the initial cash flow increases the spread off of LIBOR, because typically a derivative user is paying LIBOR plus a fixed spread (representing the differential in credit rating between the hedged item and the counterparty). However, in all of our callable brokered CD’s issued under this program, the rate on the callable CD’s is actually lower than the counterparty swap rate due to the execution that we get on the issuance of our CD’s. Therefore, our spread to LIBOR on the floating leg is actually negative (LIBOR minus 60, in the example above). This negative spread also causes ineffectiveness, as would any spread that moves the floating leg away from LIBOR flat.

Donald A. Walker, Jr.
Securities and Exchange Commission
March 13, 2006

However, because the financing element is built into the variable leg, the spread to LIBOR is actually reduced to a rate that is closer to LIBOR flat, which increases the overall effectiveness of this instrument. Said differently, this hedging strategy is actually more effective with the premium built in than without, and therefore more effective than had we entered into a swap that did in fact qualify for shortcut. This is also true with respect to the fair value of the call options on the hedge and hedged item as discussed above.
Because of the unique structure of the brokered CDs and related interest rate swaps, the ineffectiveness due to this upfront payment will always be small and immaterial, as long as no paragraph 66 sources of ineffectiveness (differences in critical terms such as notional amounts, reset dates, change in swap counterparty’s creditworthiness) present themselves, which we contemporaneously monitored and documented every quarter.
The above discussion with respect to fair value is very theoretical in nature. However, the theoretical discussion matches perfectly with what is observed in the marketplace. In practice, the brokered CDs are always called when the swap is called. In fact when we talked with our derivative specialists and asked them to model these differences at your request, they confirmed that for purposes of brokered CDs, they model the value of the call on the CD exactly equal to the value of the call on the swap due to market behaviors, as they believe that it is the best indication of fair value.
******
In connection with responding to your comments, we acknowledge the following:
•	Sovereign is responsible for the adequacy and accuracy of the disclosures in its filings;
•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and
•	Sovereign may not assert SEC staff comments as a defense in a legal proceeding initiated by the Commission or any person under the Federal securities laws of the United Stares
Sincerely
Mark R. McCollom
Chief Financial Officer